POULTON & YORDAN

ATTORNEYS AT LAW

RICHARD T. LUDLOW

April 1, 2008

Mark Wojciechowski

Staff Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 7010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bekem Metals, Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2006
Filed April 2, 2007
Form 10-KSB/A for the Fiscal Year Ended December 31, 2006
Filed March 20, 2008
File No. 0-50218

Form 10-KSB/A for the Fiscal Year Ended December 31, 2006

Report of Independent Registered Public Accounting Firm, page F-2

1.

The report from your independent public accounting firm on your consolidated financial statements includes an explanatory paragraph that refers to Note 13, which describes the effects of the restated financial statements. However, we note the date of such report has not been revised to indicate that this Note is audited. Please advise if such Note is audited, and if so, obtain and file a revised report from your independent public accounting firm to indicate such Note is audited.

This letter will confirm that Note 13 is audited. Simultaneous with the filing of this letter, the Company is filing a Second Amendment to its Annual Report on Form 10-KSB/A for the year ended December 31, 2006 indicating the date that Note 13 is audited and to provide a properly dual dated report from the Company’s independent registered public accounting firm.

POULTON & YORDAN	TELEPHONE: 801-355-1341
324 SOUTH 400 WEST, SUITE 250	FAX: 801-355-2990
SALT LAKE CITY, UTAH 84101	POST@POULTON-YORDAN.COM

Mr. Mark Wojciechowski

April 1, 2008

Thank you for your assistance in this matter. If you have any questions or require additional information, please contact me directly.

Very truly yours,

POULTON & YORDAN

Richard T. Ludlow
Attorney at Law